Exhibit 99.3

NuCana Reports Second Quarter 2020 Financial Results and Provides Business Update

Edinburgh, United Kingdom, August 19, 2020 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced financial results for the second quarter ended June 30, 2020 and provided an update on its broad clinical program with its transformative ProTide therapeutics.

As of June 30, 2020, NuCana had cash and cash equivalents of £47.8 million compared to £47.6 million as of March 31, 2020 and £52.0 million as of December 31, 2019. NuCana continues to advance its various clinical programs and reported a net loss of £6.1 million for the quarter ended June 30, 2020, as compared to £4.5 million for the quarter ended June 30, 2019. Basic and diluted loss per share was £0.19 for the quarter as compared to £0.14 per share for the prior-year quarter.

“We had a very productive second quarter despite the COVID-19 pandemic. While we placed a brief pause on the recruitment of new patients in April, we have since lifted that pause and our operations have experienced minimal disruption to date”, said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “We are driving recruitment in the ongoing global Phase III study of Acelarin plus cisplatin in patients with biliary tract cancer. We are also making good progress in the Phase Ib combination and Phase I monotherapy studies of NUC-3373 as well as the Phase I study of NUC-7738.”

Mr. Griffith continued: “We are also excited to have three posters accepted for presentation at the ESMO Virtual Congress 2020 to be held September 19-21, 2020. We look forward to presenting additional interim clinical data from the ongoing Phase Ib study of NUC-3373 in combination with other agents typically combined with 5-FU in patients with advanced colorectal cancer (NuTide:302). Additionally, we will present the first-ever clinical data from the ongoing Phase I study of NUC-7738 in patients with advanced solid tumors (NuTide:701). Finally, we will present a poster related to the ongoing NuTide:121 study of Acelarin plus cisplatin in patients with advanced biliary tract cancer.”

The poster titles are as follows:

•	Poster 464P - Pharmacokinetic analysis of NUC-3373 with and without leucovorin in patients with previously treated metastatic colorectal cancer (NuTide:302 study)

•	Poster 600TiP - A first-in-human study of, NUC-7738, a 3’-dA phosphoramidate, in patients with advanced solid tumors (NuTide:701)

•	Poster 80TiP - Global Phase 3 study of NUC-1031 plus cisplatin vs gemcitabine plus cisplatin for first-line treatment of patients with advanced biliary tract cancer (NuTide:121)

Mr. Griffith said: “We were also pleased to have presented data at the American Association for Cancer Research in June that suggested an additional immunomodulatory mode of action for Acelarin and NUC-3373. These data showed our ProTides’ potential to alter tumor biology and enhance the activity of immune checkpoint inhibitors. They also revealed new and exciting modes of action and help explain why our ProTides appear to be such potent anti-cancer agents.”

Mr. Griffith concluded: “As we continue to advance our novel ProTide pipeline, we remain fortunate to be in a strong financial position with our cash runway still expected to extend at least into the fourth quarter of 2021. We remain focused on advancing our novel ProTide pipeline to develop more effective and safer medicines for patients with cancer.”

Anticipated 2020 Milestones

•	Acelarin is a ProTide transformation of gemcitabine. In 2020, NuCana expects to:

•	Drive enrollment in the Phase III study of Acelarin combined with cisplatin as a first-line treatment for patients with advanced biliary tract cancer.

•	NUC-3373 is a ProTide transformation of the active anti-cancer metabolite of 5-FU. In 2020, NuCana expects to:

•

Report data from the ongoing Phase Ib study (NuTide:302) of NUC-3373 in patients with advanced colorectal cancer and establish the recommended Phase II dose of NUC-3373 in combination with other agents with which 5-FU is typically combined, such as leucovorin, oxaliplatin and irinotecan.

•	Contingent on regulatory guidance and other factors, initiate a Phase II/III study of NUC-3373 in combination with other agents for patients with colorectal cancer.

•	Report data from the ongoing Phase I study (NuTide:301) of NUC-3373 in patients with advanced solid tumors.

•	NUC-7738 is a ProTide transformation of a novel nucleoside analog, 3’-deoxyadenosine. In 2020, NuCana expects to:

•	Report data from the Phase I study (NuTide:701) of NUC-7738 in patients with advanced solid tumors.

About NuCana plc

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for cancer patients by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s robust pipeline includes three ProTides in clinical development. Acelarin and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is currently being evaluated in four clinical studies, including a Phase III study for patients with biliary tract cancer, a Phase Ib study for patients with biliary tract cancer, a Phase II study for patients with platinum-resistant ovarian cancer and a Phase III study for patients with metastatic pancreatic cancer for which enrollment has been suspended. NUC-3373 is currently in a Phase I study for the potential treatment of a wide range of advanced solid tumors and a Phase Ib study for patients with metastatic colorectal cancer. Our third ProTide, NUC-7738, is a transformation of a novel nucleoside analog (3’-deoxyadenosine) and is in a Phase I study for patients with advanced solid tumors.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the amount and sufficiency of the Company’s current cash and cash equivalents to fund its planned operations at least into the fourth quarter of 2021; the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including Acelarin, NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the impact of COVID-19 on its preclinical studies, clinical studies, business, financial condition and results of operations; the Company’s goals with respect to the development and potential use, if approved, of each of its product candidates; and the utility of prior non-clinical and clinical data in determining future clinical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
	(in thousands, except per share data)
	£	£	£	£
Research and development expenses	(5,863)	(5,356)	(11,801)	(9,706)
Administrative expenses	(1,629)	(1,462)	(3,238)	(2,808)
Net foreign exchange gains (losses)	84	943	2,211	(37)

Operating loss	(7,408)	(5,875)	(12,828)	(12,551)
Finance income	64	297	208	616

Loss before tax	(7,344)	(5,578)	(12,620)	(11,935)
Income tax credit	1,283	1,108	2,593	2,108

Loss for the period	(6,061)	(4,470)	(10,027)	(9,827)

Basic and diluted loss per share	(0.19)	(0.14)	(0.31)	(0.30)

Unaudited Condensed Consolidated Statements of Financial Position

	June 30, 2020	December 31, 2019
	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	4,534	3,960
Property, plant and equipment	917	1,109
Deferred tax asset	40	46

	5,491	5,115

Current assets
Prepayments, accrued income and other receivables	3,877	4,710
Current income tax receivable	6,932	8,481
Cash and cash equivalents	47,800	51,962

	58,609	65,153

Total assets	64,100	70,268

Equity and liabilities
Capital and reserves
Share capital and share premium	82,783	80,840
Other reserves	64,360	62,737
Accumulated deficit	(90,014)	(80,055)

Total equity attributable to equity holders of the Company	57,129	63,522

Non-current liabilities
Provisions	26	26
Lease liabilities	429	538

	455	564

Current liabilities
Trade payables	1,928	2,412
Payroll taxes and social security	151	160
Lease liabilities	246	268
Accrued expenditure	4,191	3,342

	6,516	6,182
Total liabilities	6,971	6,746

Total equity and liabilities	64,100	70,268

Unaudited Condensed Consolidated Statements of Cash Flows

	For the six months ended June 30,

	2020	2019
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(10,027)	(9,827)
Adjustments for:
Income tax credit	(2,593)	(2,108)
Amortization and depreciation	440	336
Finance income	(208)	(616)
Interest expense on lease liabilities	14	—
Share-based payments	1,669	1,166
Net foreign exchange (gains) losses	(2,252)	22

	(12,957)	(11,027)

Movements in working capital:
Decrease (increase) in prepayments, accrued income and other receivables	802	(1,518)
Decrease in trade payables	(484)	(164)
Increase in payroll taxes, social security and accrued expenditure	840	1,063

Movements in working capital	1,158	(619)

Cash used in operations	(11,799)	(11,646)

Net income tax received	4,152	11

Net cash used in operating activities	(7,647)	(11,635)

Cash flows from investing activities
Interest received	279	622
Payments for property, plant and equipment	(14)	(21)
Payments for intangible assets	(804)	(734)

Net cash used in investing activities	(539)	(133)

Cash flows from financing activities
Payments of lease liabilities	(148)	(95)
Proceeds from issue of share capital – exercise of share options	15	86
Proceeds from issue of share capital	2,033	—
Share issue expenses	(105)	—

Net cash from (used in) financing activities	1,795	(9)

Net decrease in cash and cash equivalents	(6,391)	(11,777)
Cash and cash equivalents at beginning of period	51,962	76,972

Effect of exchange rate changes on cash and cash equivalents	2,229	(21)

Cash and cash equivalents at end of period	47,800	65,174

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

T: +44 131 357 1111

E: info@nucana.com

Westwicke, an ICR Company

Chris Brinzey

T: +1 339-970-2843

E: chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

T: +1 212-223-4017

E: mjanic@rooneyco.com